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                              February 24, 2022

       Junze Zhang
       President and Chief Executive Officer
       Huahui Education Group Ltd
       13 th Floor, Building B1, Wisdom Plaza
       Qiaoxiang Road, Nanshan District
       Shenzhen , Guangdong Province , China 518000

                                                        Re: Huahui Education
Group Ltd
                                                            Post Effective
Amendment No. 1 to Form F-1
                                                            Filed January 28,
2021
                                                            File No. 333-235275

       Dear Mr. Zhang:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment No. 1 to Form F-1 filed January 28, 2021

       Prospectus Cover Page, page i

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company. Your prospectus summary should address,
but not necessarily be limited to, the risks highlighted on the prospectus cover page.
   2. Clearly disclose how you will refer to the holding company, and subsidiaries, when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the
 Junze Zhang
Huahui Education Group Ltd
February 24, 2022
Page 2
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of your subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Also disclose prominently on the cover page that you are not a Chinese operating company but a Cayman Islands holdingn company with operations conducted by your subsidiaries in China. Prospectus Summary, page 5

3. Disclose each permission or approval that you, or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
5.       Provide early in the summary a diagram of the company   s corporate
structure, identifying
         the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control with respect to your subsidiaries. Identify clearly the entity in which investors are purchasing
         their interest and the entity(ies) in which the company   s operations
are conducted.
         Describe the relevant contractual agreements between the entities.
6. In you summary of Risk Factors on page 7, please revise revise the tenth bullet to state that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be
FirstName LastNameJunze Zhang
       worthless. In addition, please revise the bullets under "Risks Related to Doing Business in
Comapany    NameHuahui
       Jurisdictions        Education
                      in Which         Group Ltd
                                 We Operate"    to include a cross-reference to
the more detailed
       discussion  of  each
February 24, 2022 Page 2    of these risks in the prospectus.
FirstName LastName
 Junze Zhang
FirstName LastNameJunze  Zhang
Huahui Education Group Ltd
Comapany24,
February  NameHuahui
            2022      Education Group Ltd
February
Page 3 24, 2022 Page 3
FirstName LastName
7. Please revise Transfers of Cash to and from Our Subsidiaries to include the detail regarding transfers of cash within your organization that you include on the prospectus cover page.
Risk Factors, page 7

8. It appears that you have not included all of the risk factors referenced in the summary, particularly regarding your significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussions of these risks in the prospectus. For example, you should include a risk factor that specifically discusses risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, as well as a risk factor discussing the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
To the extent that our independent registered public accounting firm's ..., page 14

9. We note your disclosure about the Holding Foreign Companies Accountable Act. Please update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please also clarify that if the HFCAA is amended to prohibit an issuer's securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before your securities may be prohibited from trading or delisted.
Risk Factors
If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas..., page 18

10.      We note your discussion of the Chinese government   s significant
oversight and discretion
         over the conduct of your business, and your discussion of the CAC and the CRSC. Given the different nature of these risk please provide separate risk factor disclosures of these risk. In this regard, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.
         Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities
 Junze Zhang
Huahui Education Group Ltd
February 24, 2022
Page 4
         to investors and cause the value of such securities to significantly decline or be worthless.

         In a sperate risk factor please disclose that in light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-
3222 with any questions.



FirstName LastNameJunze Zhang                                   Sincerely,
Comapany NameHuahui Education Group Ltd
                                                                Division of
Corporation Finance
February 24, 2022 Page 4                                        Office of Trade
& Services
FirstName LastName